Exhibit 99.1

RETO ECO-SOLUTIONS, INC.

X-702, 60 Anli Road, Chaoyang District
Beijing, People’s Republic of China 100101

NOTICE OF
ANNUAL GENERAL MEETING OF SHAREHOLDERS OF 2025

November 21, 2025
Beijing, China

To the Shareholders of ReTo Eco-Solutions, Inc.:

It is my pleasure to invite you to the 2025 Annual General Meeting of Shareholders (the “Annual Meeting”) of ReTo Eco-Solutions, Inc. (the “Company” or “ReTo”) on December 23, 2025, at 9:30 a.m., Beijing Time (December 22, 2025, at 8:30 p.m., Eastern Time). The Annual Meeting will be held at the Company’s principal executive offices at X-702, 60 Anli Road, Chaoyang District, Beijing, People’s Republic of China 100101.

The matters to be acted upon at the Annual Meeting are described below:

1.      The election of Xinyang Li, Guangfeng Dai, and Zhizhong Hu as Class C directors, each to serve a term expiring at the annual meeting of shareholders in 2028 or until their successors are duly elected and qualified;

2.      The ratification of the appointment of YCM CPA, Inc. as the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2025;

3.      The approval of Amendment No. 1 to ReTo Eco-Solutions, Inc. 2022 Share Incentive Plan to, among other things, implement the following changes:

a.      to increase the number of authorized shares available for issuance to a total of 360,000 unissued Class A shares; and

b.      to revise the evergreen provision from an annual increase to a semi-annual increase;

4.      To instruct the chairman of the Annual Meeting to adjourn the Annual Meeting to a later date or dates, if necessary, to permit further solicitation and vote of proxies if, based upon the tabulated vote at the time of the Annual Meeting, there are not sufficient votes to approve any other proposal(s); and

5.      The transaction of any other business properly coming before the Annual Meeting.

Holders of record of the Company’s shares, including Class A and Class B shares, at the close of business on November 19, 2025 will be entitled to notice of, and to vote at, the Annual Meeting and any adjournment or postponement thereof. Each Class A share entitles the holder thereof to one vote. Each Class B share entitles the holder thereof to 1,000 votes.

YOUR VOTE IS VERY IMPORTANT. WHETHER OR NOT YOU PLAN TO ATTEND THE ANNUAL MEETING, WE URGE YOU TO VOTE AND SUBMIT YOUR PROXY ON THE INTERNET, EMAIL OR BY MAIL. IF YOU ARE A REGISTERED SHAREHOLDER AND ATTEND THE ANNUAL MEETING, YOU MAY REVOKE YOUR PROXY AND VOTE YOUR SHARES IN PERSON. IF YOU HOLD YOUR SHARES THROUGH A BANK OR BROKER AND WANT TO VOTE YOUR SHARES IN PERSON AT THE ANNUAL MEETING, PLEASE CONTACT YOUR BANK OR BROKER TO OBTAIN A LEGAL PROXY. THANK YOU FOR YOUR SUPPORT.

This notice and the enclosed proxy statement are first being mailed to shareholders on or about November 24, 2025.

You are urged to review carefully the information contained in the enclosed proxy statement prior to deciding how to vote your shares.

By order of the Board,
/s/ Guangfeng Dai
Guangfeng Dai
Chairman of the Board

IMPORTANT NOTICE REGARDING INTERNET AVAILABILITY OF PROXY MATERIALS

This proxy statement and the Annual Report on Form 20-F to shareholders are available at: http://en.retoeco.com/tzzgd.html.

ABOUT THE 2025 ANNUAL GENERAL MEETING OF SHAREHOLDERS

What am I voting on?

You will be voting on the following:

1.      The election of Xinyang Li, Guangfeng Dai, and Zhizhong Hu as Class C directors, each to serve a term expiring at the annual meeting of shareholders in 2028 or until their successors are duly elected and qualified;

2.      The ratification of the appointment of YCM CPA, Inc. as the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2025;

3.      The approval of Amendment No. 1 to ReTo Eco-Solutions, Inc. 2022 Share Incentive Plan (the “2022 SIP Amendment”), a copy of which is attached hereto as Annex A, to, among other things, implement the following changes:

a.      to increase the number of authorized shares available for issuance to a total of 360,000 unissued Class A shares; and

b.      to revise the evergreen provision from an annual increase to a semi-annual increase;

4.      To instruct the chairman of the Annual Meeting to adjourn the Annual Meeting to a later date or dates, if necessary, to permit further solicitation and vote of proxies if, based upon the tabulated vote at the time of the Annual Meeting, there are not sufficient votes to approve any other proposal(s); and

5.      The transaction of any other business properly coming before the Annual Meeting.

Who is entitled to vote?

You may vote if you owned shares, including Class A and Class B shares, of the Company as of the close of business on November 19, 2025 (the “Record Date”). Each Class A share is entitled to one vote. Each Class B share entitles the holder thereof to 1,000 votes. As of November 20, 2025, we had 2,858,842 shares outstanding, including 1,858,842 Class A shares and 1,000,000 Class B shares.

How do I vote before the Annual Meeting?

(a)     If you are a registered Class A shareholder, you have three voting options:

(1)    By Internet, which we encourage if you have Internet access, at the address shown on your proxy card;

(2)    By email, by emailing your signed proxy card to vote@vstocktransfer.com; or

(3)    By mail, by completing, signing and returning the enclosed proxy card.

A form of proxy card for Class A shareholders is attached hereto as Annex B.

If you hold your shares through an account with a bank or broker, your ability to vote by the Internet depends on their voting procedures. Please follow the directions that your bank or broker provides.

Please note that Internet, email, and mail voting will close at 11:59 p.m. Eastern Time on December 21, 2025 or 1:00 p.m. Beijing Time on December 22, 2025.

(b)    If you are a registered Class B shareholder, you have two voting options:

(1)    By email, by emailing your signed proxy card to bjreit@reit.cc; or

(2)    By mail, by completing, signing and returning the enclosed proxy card to X-702, 60 Anli Road, Chaoyang District, Beijing, People’s Republic of China 100101.

A form of proxy card for Class B shareholder(s) is attached hereto as Annex C.

Please note that email and mail voting will close at 11:59 p.m. Eastern Time on December 21, 2025 or 1:00 p.m. Beijing Time on December 22, 2025.

May I vote at the Annual Meeting?

If you are a shareholder of record, you may vote in person at the Annual Meeting. If you hold your shares through an account with a bank or broker, please follow the directions provided to you by your bank or broker. If you wish to vote in person at the Annual Meeting, please contact your bank or broker to learn the procedures necessary to allow you to vote your shares in person. Even if you plan to attend the Annual Meeting, we encourage you to vote your shares by proxy. If you are a Class A shareholder, you may vote by proxy through the Internet, by email or by mail. If you are a Class B shareholder, you may vote by proxy by email or by mail.

Can I change my mind after I return my proxy?

You may change your vote at any time before the polls close at the conclusion of voting at the Annual Meeting. You may do this by (1) signing another proxy card with a later date and returning it to us by mail before the Annual Meeting, (2) voting again over the Internet prior to the time of the Annual Meeting (available for Class A shares only), (3) voting again by email prior to the time of the Annual Meeting, or (4) voting at the Annual Meeting if you are a registered shareholder or have followed the necessary procedures required by your bank or broker.

What if I return my proxy card but do not provide voting instructions?

Proxies that are signed and returned but do not contain instructions will be voted in favor of all the proposals herein, in accordance with the best judgment of the named proxies on any other matters properly brought before the Annual Meeting.

What does it mean if I receive more than one proxy card or instruction form?

It indicates that your shares are registered differently and are in more than one account. To ensure that all shares are voted, please either vote each account on the Internet (available for Class A shares only), or sign and return all proxy cards. We encourage you to register all your accounts in the same name and address. Those holding shares through a bank or broker should contact their bank or broker and request consolidation.

Will my shares be voted if I do not provide my proxy or instruction form?

If you are a registered shareholder and do not provide a proxy, you must attend the Annual Meeting in order to vote your shares. If you hold shares through an account with a bank or broker, your shares may be voted even if you do not provide voting instructions on your instruction form. Brokerage firms have the authority to vote shares for which their customers do not provide voting instructions on certain routine matters. The ratification of the appointment of YCM CPA, Inc. as the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2025 is considered a routine matter for which brokerage firms may vote without specific instructions. However, the other proposals are not considered as routine matters for which brokerage firms may vote without specific instructions. When a proposal is not a routine matter and the brokerage firm has not received voting instructions from the beneficial owner of the shares with respect to that proposal, the brokerage firm cannot vote the shares on that proposal. Shares that a broker is not authorized to vote are counted as “broker non-votes.”

How can I attend the Annual Meeting?

The Annual Meeting is open to all holders of the Company’s shares, including Class A shares and Class B shares, as of November 19, 2025. In order to be admitted to the Annual Meeting, you must bring documentation showing that you are holders of the Company’s shares as of November 19, 2025, the Record Date.

May shareholders ask questions at the Annual Meeting?

Yes. Representatives of the Company will have discretion as to whether to answer questions of general interest at the end of the Annual Meeting.

How many votes must be present to hold the Annual Meeting?

Your shares are counted as present at the Annual Meeting if you attend the Annual Meeting and vote in person or if you properly return a proxy by Internet, email, or mail, as applicable. In order for us to conduct our meeting, not less than one-third of the votes of our outstanding shares, including Class A shares and Class B shares, as of November 19, 2025 must be present in person or by proxy. This is referred to as a quorum. Abstentions and broker non-votes will be counted for purposes of establishing a quorum at the Annual Meeting. If a quorum is not present or represented within two hours from the time appointed for the meeting, the meeting shall stand adjourned to the next business day at the same time and place or to such other time and place as the directors may determine, and if at the adjourned meeting there are present within one hour from the time appointed for the meeting in person or by proxy not less than one third (1/3) of the votes of the shares entitled to vote on the matters to be considered by the meeting, those present shall constitute a quorum.

How many votes are needed to approve the Company’s proposals?

Proposal 1.    The director nominees are elected and appointed by the affirmative vote of a majority in excess of 50 percent of the votes of the shares entitled to vote thereon which were present at the meeting and were voted in person or by proxy. This means that each of the director nominees will be elected if approved by the affirmative vote of a majority in excess of 50 percent of the votes of the shares entitled to vote thereon which were present at the meeting and were voted in person or proxy. The proxy given will be voted “For” each of the nominees for director unless a properly executed proxy card is marked “Withhold” as to a particular nominee or nominees for director.

Proposal 2.    The ratification of the appointment of YCM CPA, Inc. as the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2025 requires that a majority in excess of 50 percent of the votes of the shares entitled to vote thereon which were present at the meeting and voted “For” the proposal.

Proposal 3.    The approval of the 2022 SIP Amendment requires a majority in excess of 50 percent of the votes of the shares entitled to vote thereon which were present at the meeting and voted “For” the proposal.

Proposal 4.    The adjournment proposal requires that a majority in excess of 50 percent of the votes of the shares entitled to vote thereon which were present at the meeting and voted “For” the proposal.

PROPOSAL ONE
ELECTION OF DIRECTORS
(ITEM 1 ON THE PROXY CARD)

Our board of directors (the “Board of Directors” or the “Board”) currently consists of seven directors and is divided into three classes, Class A, Class B and Class C, with only one class of directors being elected in each year and each class serving a three-year term. Each of our Class A directors, Austin Huang and Lidong Liu, serves a term expiring at the annual general meeting of shareholders in 2026 or until their successors are duly elected and qualified. Each of our Class B directors, Tonglong Liu and Baoqing Sun, serves a term expiring at the annual general meeting of shareholders in 2027 or until their successors are duly elected and qualified. Each of our Class C directors, Xinyang Li, Guangfeng Dai and Zhizhong Hu, serves a term expiring at the Annual Meeting or until their successors are duly elected and qualified. As a result, at the Annual Meeting, the shareholders will vote on the re-election of Xinyang Li, Guangfeng Dai, and Zhizhong Hu as Class C directors, each to serve a term expiring at the annual general meeting of shareholders in 2028 or until their successors are duly elected and qualified.

All shares duly voted will be voted for the election of directors as specified by the shareholders. No proxy may be voted for more people than the number of nominees listed below. Unless otherwise instructed, the proxy holders will vote the proxies received by them FOR the election of each of the nominees named below, both of whom are presently directors. If any nominee is unable or declines to serve as a director at the time of the Annual Meeting, although we know of no reason to anticipate that this will occur, the proxies will be voted for any nominee designated by the present Board to fill the vacancy.

The following paragraphs set forth the biographical information regarding our director nominees.

Xinyang Li

Director since May 2025

Mr. Li has served as the Chief Executive Officer and a director of ReTo, as well as Chief Executive Officer of Beijing ReTo Hengda Technology Co., Ltd. (“ReTo Hengda”), a wholly owned subsidiary of ReTo, since May 2025. From July 2021 to December 2024, he served as Assistant to the President at Beijing REIT Technology Development Co., Ltd. (“Beijing REIT”), formerly a wholly owned subsidiary of the Company prior to its divestiture of REIT Holdings (China) Limited in December 2024. Mr. Li earned his Bachelor’s degree in Economics from University of Nebraska Lincoln in 2019.

Guangfeng Dai

Director since November 2016

Mr. Dai became the President of ReTo in 2020. Mr. Dai has served as the Chief Operating Officer and a Director of ReTo since November 2016. In addition, Mr. Dai has served as Chief Operating Officer of ReTo Hengda since December 2024. Previously, Mr. Dai served as Chief Operating Officer and Director of Beijing REIT from February 2000 to November 2024. Mr. Dai served as the deputy representative in China for Hess Mechanical Engineering Co., Ltd. of Germany from 1997 until 2000. From 1995 through 1997, Mr. Dai was a senior engineer at Yanxing Corporation of China. From 1992 through 1994, Mr. Dai was a senior engineer at China North Industries Group Corporation. Mr. Dai received his master’s degree in Automobile Engineering from Beijing Institute of Technology.

Zhizhong Hu

Director since November 2016

Mr. Hu has served as the Chief Technology Officer and Director of ReTo since November 2016. Mr. Hu has served as ReTo Hengda’s Chief Technology Officer since December 2024. Previously, Mr. Hu served as Beijing REIT’s Chief Technology Officer and Director from February 2000 to November 2024. Mr. Hu served as the general manager and executive director of Yichang Hayes Building Materials Co., Ltd. from 1997 through 2000. From 1996 through 1997, Mr. Hu served as the business representative for Hayes Mechanical Engineering Co., Ltd. of Germany. Mr. Hu received his bachelor’s degree in Mechanical Engineering from Nanjing University of Science and Technology.

Vote Required for Approval

If a quorum is present, directors are elected by the affirmative vote of a majority in excess of 50 percent of the votes of the shares entitled to vote thereon which were present at the Annual Meeting. This means that each of the director nominees will be elected if approved by the affirmative vote of a majority in excess of 50 percent of the votes of the shares entitled to vote thereon which were present at the meeting. Failure to vote by proxy or to vote in person at the Annual Meeting and broker non-votes will have no effect on the vote if a quorum is present at the meeting.

Recommendation of the Board

THE BOARD RECOMMENDS THAT YOU VOTE “FOR” THE ELECTION
OF EACH OF THE NOMINEES TO THE BOARD OF DIRECTORS.

PROPOSAL TWO
RATIFICATION OF THE APPOINTMENT OF YCM CPA, INC.
(ITEM 2 ON THE PROXY CARD)

Overview

A proposal to ratify the appointment of YCM CPA, Inc. as the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2025. The audit committee of the Board of Directors (the “Audit Committee”) has appointed YCM CPA, Inc. to serve as the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2025. Although the Company’s governing documents do not require the submission of this matter to shareholders, the Board of Directors considers it desirable that the appointment of YCM CPA, Inc. be ratified by our shareholders. If the appointment of YCM CPA, Inc. is not ratified, the Audit Committee may reconsider the appointment.

Audit services provided by YCM CPA, Inc. for the fiscal year ending December 31, 2025 will include the examination of the consolidated financial statements of the Company and services related to periodic filings made with the U.S. Securities and Exchange Commission (the “SEC”). We do not expect that any representatives of YCM CPA, Inc. will be present at the Annual Meeting.

Fees Paid to Auditors

Audit Fees

During each of the fiscal years ended December 31, 2024 and 2023, the aggregate audit fees of YCM CPA Inc., our independent registered public accounting firm, for the annual audit of our financial statements and the periodic reviews of the financial statements were $180,000 and $190,000, respectively.

Audit-Related Fees

The Company has not paid YCM CPA Inc. for audit-related services for the fiscal years ended December 31, 2024 and 2023.

Tax Fees

The Company has not paid YCM CPA Inc. for tax services for the fiscal years ended December 31, 2024 and 2023.

All Other Fees

The Company has not paid YCM CPA Inc. for any other services in the fiscal years ended December 31, 2024 and 2023.

Audit Committee Pre-Approval Policies

Before YCM CPA Inc. was engaged by the Company to render audit or non-audit services, the engagement was approved by the Company’s Audit Committee. All services rendered by YCM CPA Inc. have been so approved.

Vote Required for Approval

If a quorum is present, the affirmative vote of a majority in excess of 50 percent of the shares entitled to vote that are present and voting in person or by proxy at the Annual Meeting is required to approve the appointment of YCM CPA, Inc. as the independent registered public accounting firm for the fiscal year ending December 31, 2025. Failure to vote by proxy or to vote in person at the Annual Meeting will have no effect on the vote if a quorum is present at the meeting.

Recommendation of the Board

THE BOARD RECOMMENDS THAT YOU VOTE “FOR” THE RATIFICATION OF YCM CPA, INC.
AS THE COMPANY’S INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
FOR THE FISCAL YEAR ENDING DECEMBER 31, 2025.

PROPOSAL THREE
APPROVAL OF AMENDMENT NO. 1 to RETO ECO-SOLUTIONS, INC. 2022 SHARE INCENTIVE PLAN
(ITEM 3 ON THE PROXY CARD)

Overview

The Board of Directors adopted the 2022 SIP Amendment in November 2025, subject to approval by the shareholders of the Company. The 2022 SIP Amendment primarily (i) increases the number of authorized shares available for issuance under the Company’s existing 2022 share incentive plan (the “Plan”) and (ii) revises the Plan’s evergreen provision so that the automatic share reserve increase will occur on a semi-annual basis instead of annually. The Board of Directors believes that the 2022 SIP Amendment will provide the Company with greater flexibility in granting equity-based incentives under the Plan and to align the Plan more closely with the Company’s anticipated needs in attracting and retaining personnel, including employees, non-employee directors, and consultants.

If the 2022 SIP Amendment is approved by our shareholders, 2022 SIP Amendment will become effective immediately and future awards may be granted under the Plan as amended by the 2022 SIP Amendment. If the 2022 SIP Amendment is not approved by our shareholders, it will not become effective, and awards will continue to be granted under the existing Plan without the proposed changes in the 2022 SIP Amendment.

Summary of the 2022 SIP Amendment

The 2022 SIP Amendment includes the following key changes:

(i)     Increase in Authorized Shares Available for Issuance:

The number of shares reserved for issuance under the Plan will be increased to 360,000 Class A shares.

(ii)    Revision to the Evergreen Provision:

The Plan’s current evergreen provision, which provides for an automatic annual increase to the share reserve, will be amended to provide for a semi-annual increase. Specifically, the share reserve under the Plan will be increased automatically on each of January 1 and July 1 of every calendar year during the term of the Plan, commencing on January 1, 2026 and continuing until (and including) January 1, 2032, in an amount equal to the lesser of (1) 5% of the total number of shares in the Company issued and outstanding on the day immediately preceding the date of such increase, as the case may be; and (2) a number of shares in the Company determined by the Compensation Committee of the Board.

This summary is not a complete description of all provisions of the 2022 SIP Amendment. A copy of the 2022 SIP Amendment is attached hereto as Annex A.

Vote Required for Approval

If a quorum is present, the affirmative vote of a majority in excess of 50 percent of the shares entitled to vote that are present and voting in person or by proxy at the Annual Meeting is required to approve the 2022 SIP Amendment. Failure to vote by proxy or to vote in person at the Annual Meeting and broker non-votes will have no effect on the vote if a quorum is present at the meeting.

Recommendation of the Board

THE BOARD RECOMMENDS THAT YOU VOTE “FOR” THE APPROVAL OF AMENDMENT NO. 1
TO RETO ECO-SOLUTIONS, INC. 2022 SHARE INCENTIVE PLAN.

PROPOSAL FOUR
THE ADJOURNMENT PROPOSAL
(ITEM 4 ON THE PROXY CARD)

Overview

Under the Company’s Amended and Restated Memorandum and Articles of Association currently adopted (the “Memorandum and Articles of Association”), the chairman of the Annual Meeting may adjourn a meeting to a later date, with the consent of the meeting. This adjournment proposal, if adopted, will instruct the chairman of the Annual Meeting, if necessary, to adjourn the Annual Meeting if, based upon the tabulated vote at the time of the Annual Meeting, there are not sufficient votes to approve any other proposal(s).

The adjournment proposal will only be presented to the Company’s shareholders in the event, based on the tabulated votes, there are not sufficient votes at the time of the Annual Meeting to approve any other proposal(s).

Vote Required for Approval

If a quorum is present, the affirmative vote of a majority in excess of 50 percent of the shares entitled to vote that are present and voting in person or by proxy at the Annual Meeting is required to approve the adjournment proposal. Failure to vote by proxy or to vote in person at the Annual Meeting will have no effect on the vote.

Recommendation of the Board

THE BOARD RECOMMENDS THAT YOU VOTE “FOR” THE ADJOURNMENT PROPOSAL.

BOARD OF DIRECTORS AND CORPORATE GOVERNANCE

Composition of Board

Our Board of Directors currently consists of seven directors. The directors are divided into three classes, as nearly equal in number as the then total number of directors permits. All directors hold office until the next annual meeting of shareholders at which their respective class of directors is re-elected and until their successors have been duly elected and qualified. Officers are elected by and serve at the discretion of the Board of Directors. Class A directors shall face re-election at our 2026 annual general meeting of shareholders and every three years thereafter. Class B directors shall face re-election at our 2027 annual general meeting of shareholders and shall face re-election every three years thereafter. Class C directors shall face re-election at our 2025 annual general meeting of shareholders and every three years thereafter.

If the number of directors changes, any increase or decrease will be apportioned among the classes so as to maintain the number of directors in each class as nearly as possible. Any additional director of a class elected to fill a vacancy resulting from an increase in such class will hold office for a term that coincides with the remaining term of that class. Decreases in the number of directors will not shorten the term of any incumbent director. These board provisions could make it more difficult for third parties to gain control of our Company by making it difficult to replace members of the Board of Directors.

Save as required under the BVI Business Companies Act (Revised 2020) (the “BVI Act”), there are no membership qualifications for directors. Further, save as required under the BVI Act, there are no share ownership qualifications for directors unless so fixed by us in a general meeting.

The Board of Directors maintains a majority of independent directors who are deemed to be independent under the definition of independence under Rule 5605(c)(2) of the Nasdaq Stock Market Rules and meet the independence standards under Rule 10A-3 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Baoqing Sun, Tonglong Liu, Lidong Liu and Austin Huang are our independent directors.

There are no other arrangements or understandings pursuant to which our directors are selected or nominated. We do not have any service contracts with our directors that provide benefits upon termination of employment.

Our Board of Directors plays a significant role in our risk oversight. The Board of Directors makes all relevant company decisions. As such, it is important for us to have both our Chief Executive Officer and President to serve on the Board as they play key roles in the risk oversight or the Company. As a smaller reporting company with a small Board of Directors, we believe it is appropriate to have the involvement and input of all of our directors in risk oversight matters.

Committees of the Board of Directors

Currently, three committees have been established under the Board: the Audit Committee, the compensation committee (the “Compensation Committee”) and the nominating committee (the “Nominating Committee”). The Audit Committee is responsible for overseeing the accounting and financial reporting processes of the Company and audits of the financial statements of the Company, including the appointment, compensation and oversight of the work of our independent auditors. The Compensation Committee reviews and makes recommendations to the Board regarding our compensation policies for our officers and all forms of compensation, and also administers our incentive compensation plans and equity-based plans (but our Board retains the authority to interpret those plans). The Nominating Committee of the Board of Directors is responsible for the assessment of the performance of the Board, considering and making recommendations to the Board with respect to the nominations or elections of directors and other governance issues. The Nominating Committee considers diversity of opinion and experience when nominating directors.

Baoqing Sun and Tonglong Liu serve on all three committees, Austin Huang serves on the Nominating Committee and Compensation Committee, Lidong Liu serves on the Audit Committee. Austin Huang chairs the Nominating Committee and the Compensation Committee and Lidong Liu chairs the Audit Committee. Lidong Liu qualifies as an “audit committee financial expert” as that term is defined by the applicable SEC regulations and Nasdaq Capital Market corporate governance requirements.

Duties of Directors

Under British Virgin Islands law, our directors have a duty to act honestly, in good faith and in the best interests of the Company. Our directors also have a duty to exercise the care, diligence and skills that a reasonable person would exercise in comparable circumstances. In fulfilling their duty of care to us, our directors must ensure compliance with our Memorandum and Articles of Association and British Virgin Islands law. Failure to perform these duties in this manner may leave the director liable for damages if the Company suffers a loss as a result of such actions.

The functions and powers of our Board of Directors include, among others:

•        having all the powers necessary for managing and for directing and supervising, the business and affairs for the Company;

•        appointing officers (excluding, for the avoidance of doubt, directors) and determining the term of office of the officers;

•        fixing the emoluments of officers;

•        exercising all powers of the Company to incur indebtedness, liabilities or obligations and to secure indebtedness, liabilities or obligations whether of the Company or of any third party;

•        designating Committees of directors;

•        executing checks, promissory notes, drafts, bills of exchange and other negotiable instruments on behalf of the Company; and

•        determining that any sale, transfer, lease, exchange, or other disposition is in the usual or regular course of the business carried on by the Company and such determination is, in the absence of fraud, conclusive.

Interested Transactions

A director may vote, attend a Board meeting or sign a document on our behalf with respect to any contract or transaction in which he or she is interested. A director must promptly disclose the interest to all other directors after becoming aware of the fact that he or she is interested in a transaction we have entered into or are to enter into. A general notice or disclosure to the Board or otherwise contained in the minutes of a meeting or a written resolution of the Board or any committee of the Board that a director is a shareholder, director, officer or trustee of any specified firm or company and is to be regarded as interested in any transaction with such firm or company will be sufficient disclosure, and, after such general notice, it will not be necessary to give special notice relating to any particular transaction. A director may be counted for a quorum upon a motion in respect of any contract or arrangement which he shall make with the Company, or in which he or she is so interested and may vote on such motion.

Remuneration and Borrowing

The directors may receive such remuneration as our Board of Directors may determine from time to time. Each director is entitled to be repaid or prepaid for all traveling, hotel and incidental expenses reasonably incurred or expected to be incurred in attending meetings of our Board of Directors or committees of our Board of Directors or shareholder meetings or otherwise in connection with the discharge of his or her duties as a director. The Compensation Committee will assist the directors in reviewing and approving the compensation structure for the directors.

Our Board of Directors may exercise all the powers of the Company to borrow money and to mortgage or charge our undertakings and property or any part thereof, to issue debentures, debenture stock and other securities whenever money is borrowed or as security for any debt, liability or obligation of the Company or of any third party.

Limitation on Liability and Other Indemnification Matters

Under British Virgin Islands law, each of our directors and officers, in performing his or her functions, is required to act honestly and in good faith with a view to our best interests. Our Memorandum and Articles of Association provide that we shall indemnify against all expenses, including legal fees, and against all judgments, fines and amounts paid in settlement and reasonably incurred in connection with legal, administrative or investigative proceedings any person who: (a) is or was a party or is threatened to be made a party to any threatened, pending or completed proceedings, whether civil, criminal, administrative or investigative, by reason of the fact that the person is or was a director; or (b) is or was, at our request, serving as a director of, or in any other capacity is or was acting for, another body corporate or a partnership, joint venture, trust or other enterprise. Such limitation of liability does not affect the availability of equitable remedies such as injunctive relief or rescission. These provisions will not limit the liability of directors under United States federal securities laws.

We may only indemnify a director if he or she acted honestly and in good faith with the view to our best interests and, in the case of criminal proceedings, the director had no reasonable cause to believe that his or her conduct was unlawful. The decision of our Board of Directors as to whether the director acted honestly and in good faith with a view to our best interests and as to whether the director had no reasonable cause to believe that his or her conduct was unlawful, is in the absence of fraud sufficient for the purposes of indemnification, unless a question of law is involved. The termination of any proceedings by any judgment, order, settlement, conviction or the entry of no plea does not, by itself, create a presumption that a director did not act honestly and in good faith and with a view to our best interests or that the director had reasonable cause to believe that his or her conduct was unlawful. If a director to be indemnified has been successful in defense of any proceedings referred to above, the director is entitled to be indemnified against all expenses, including legal fees, and against all judgments, fines and amounts paid in settlement and reasonably incurred by the director or officer in connection with the proceedings.

We may purchase and maintain insurance in relation to any of our directors or officers against any liability asserted against the directors or officers and incurred by the directors or officers in that capacity, whether or not we have or would have had the power to indemnify the directors or officers against the liability as provided in our Memorandum and Articles of Association.

Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended (the “Securities Act”) may be permitted for our directors or officers under the foregoing provisions, we have been informed that in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable as a matter of United States law.

Board Meetings

The Board of Directors met eight times during the fiscal year ended December 31, 2024.

Involvement in Certain Legal Proceedings

To the best of our knowledge, there is no litigation currently pending or contemplated against us, any of our officers or directors in their capacity as such or against any of our property.

Director Compensation

All directors hold office until the expiration of their respective terms or until their successors have been duly elected and qualified. Non-employee directors are entitled to receive $10,000 in cash per year for serving as directors and may receive stock grants pursuant to our share incentive plans. In addition, non-employee directors are entitled to receive compensation for their actual travel expenses for each Board of Directors meeting attended, up to a maximum of $2,000 per meeting and $4,000 per year. During the fiscal year ended December 31, 2024, we paid an aggregate of approximately RMB213,000 (approximately $30,000) in cash to our non-employee directors and did not issue any shares to our directors pursuant to the 2022 Share Incentive Plan.

Director Nomination

The Nominating Committee considers candidates for nomination to the Board of Directors from a number of sources. Current members of the Board of Directors are considered for re-election unless they have notified the Company that they do not wish to stand for re-election. The Nominating Committee also considers candidates recommended by current members of the Board of Directors, members of management or eligible shareholders. The Nominating Committee may engage a firm to assist in identifying potential candidates, although the Company did not engage such a firm to identify any of the nominees for director proposed for election at the Annual Meeting.

The Nominating Committee evaluates all candidates for director, regardless of the person or firm recommending such candidate, on the basis of the length and quality of their business experience, the applicability of such candidate’s experience to the Company and its business, the skills and perspectives such candidate would bring to the Board of Directors and the personality or “fit” of such candidate with existing members of the Board of Directors and management. The Nominating Committee does not have a specific policy in place with regard to the consideration of diversity when identifying director nominees. However, the Nominating Committee does consider diversity of opinion and experience when nominating directors.

All members of the Board of Directors must possess the following minimum qualifications as determined by the Nominating Committee:

•        A director must demonstrate integrity, accountability, informed judgment, financial literacy, creativity and vision;

•        A director must be prepared to represent the best interests of all shareholders of the Company, and not just one particular constituency;

•        A director must have a record of professional accomplishment in his or her chosen field; and

•        A director must be prepared and able to participate fully in activities of the Board of Directors, including membership on committees of the Board.

If the candidate is to be evaluated by the Nominating Committee, the officer of the Company will request a detailed resume, an autobiographical statement explaining the candidate’s interest in serving as a director of the Company, a completed statement regarding conflicts of interest, and a waiver of liability for a background check from the candidate.

The Nominating Committee believes it is important to have directors from various backgrounds and professions in order to ensure that the Board of Directors has a wealth of experiences to inform its decisions. Consistent with this philosophy, in addition to the minimum standards set forth above, business and managerial experience and an understanding of financial statements and financial matters are very important. A director must also not be disqualified from acting as a company director under Section 111 of the BVI Business Companies Act, 2004 (as amended).

Shareholder Communication

Shareholders and others who are interested in communicating directly with members of the Board of Directors, including communication of concerns relating to accounting, internal accounting controls or audit matters, or fraud or unethical behavior, may do so by writing to the directors at the following address:

Name of Director or Directors
ReTo Eco-Solutions, Inc.
X-702, 60 Anli Road, Chaoyang District, Beijing
People’s Republic of China 100101

Code of Business Ethics and Conduct

The Company has adopted a Code of Business Conduct and Ethics, which is applicable to all directors, officers and associates of the Company, including the principal executive officer and the principal financial and accounting officer. The complete text of the Code of Business Conduct and Ethics is available on the Company’s Investor Relations website at http://en.retoeco.com/ and is also available in print upon request. The Company intends to post any amendments to or waivers from its Code of Business Conduct and Ethics (to the extent applicable to the Company’s principal executive officer and principal financial and accounting officer) at this location on its website.

Related Party Transactions

Please refer to “Item 7. Major Shareholders and Related Party Transactions” of the Company’s Annual Report on Form 20-F for a full discussion of related party transactions.

Our Audit Committee (which consists solely of independent directors) has approved all related party transactions. All material related party transactions are made or entered into on terms that are no less favorable to us than can be obtained from unaffiliated third parties.

MANAGEMENT

In addition to the information below, for information as to the business history of our other directors, see the section “Proposal One: Election of Directors” elsewhere in this Proxy Statement.

Xinyang Li.    Mr. Li has served as the Chief Executive Officer and a director of ReTo, as well as Chief Executive Officer of Beijing ReTo Hengda since May 2025. From July 2021 to December 2024, he served as Assistant to the President at Beijing REIT. Mr. Li earned his Bachelor’s degree in Economics from University of Nebraska Lincoln in 2019.

Guangfeng Dai.    Mr. Dai became the President of ReTo in 2020. Mr. Dai has served as the Chief Operating Officer and a Director of ReTo since November 2016. In addition, Mr. Dai has served as ReTo Hengda’s Chief Operating Officer since December 2024. Previously, Mr. Dai served as Beijing REIT’s Chief Operating Officer and Director from February 2000 to November 2024. Mr. Dai served as the deputy representative in China for Hess Mechanical Engineering Co., Ltd. of Germany from 1997 until 2000. From 1995 through 1997, Mr. Dai was a senior engineer at Yanxing Corporation of China. From 1992 through 1994, Mr. Dai was a senior engineer at China North Industries Group Corporation. Mr. Dai received his master’s degree in Automobile Engineering from Beijing Institute of Technology.

Zhizhong Hu.    Mr. Hu has served as the Chief Technology Officer and Director of ReTo since November 2016. Mr. Hu has served as ReTo Hengda’s Chief Technology Officer since December 2024. Previously, Mr. Hu served as Beijing REIT’s Chief Technology Officer and Director from February 2000 to November 2024. Mr. Hu served as the general manager and executive director of Yichang Hayes Building Materials Co., Ltd. from 1997 through 2000. From 1996 through 1997, Mr. Hu served as the business representative for Hayes Mechanical Engineering Co., Ltd. of Germany. Mr. Hu received his bachelor’s degree in Mechanical Engineering from Nanjing University of Science and Technology.

Degang Hou.    Mr. Hou has served as the Chief Internal Control Officer of ReTo since February 2020. Mr. Hou has served as the Chief Internal Control Officer of ReTo Hengda since December 2024. Previously, Mr. Hou served as Beijing REIT’s Chief Internal Control Officer from February 2000 to November 2024. From 1983 through 1999, he was an engineer and senior engineer of North Vehicle Research Institute, State Weaponry Equipment Corporation. From 1999 through 2020, he was the deputy general manager for Beijing REIT. He graduated in Ship Internal Combustion Engine Direction from Dalian University of Technology in 1983.

Yue Hu.    Ms. Hu has served as Chief Financial Officer of ReTo since August 2022. She has served as the Chief Financial Officer of ReTo Hengda since December 2024. Previously, she worked in Beijing REIT as an assistant to the management from May 2019 to November 2024, and assisted with preparation and filing of periodic reports of the Company to the SEC. From March 2015 to December 2016, Ms. Hu worked in Gu’an REIT Machinery Manufacturing Co., Ltd., a former wholly owned subsidiary of the Company, as a procurement specialist, in charge of purchasing accessories needed for production and processing. Ms. Hu received her bachelor’s degree in Accounting from Xi’an Siyuan University.

Tonglong Liu.    Mr. Liu has served as an independent director of ReTo since November 2022. Mr. Liu has also served as the Chief Executive Officer and Chairman of Beike Huizhi Software Technology Co., Ltd., a private company, since June 2018. From December 2012 to June 2018, he served as the Vice President of Great China of Dassault Systèmes S.A., a software solutions provider. Mr. Liu was with PTC, Inc. (formerly Parametric Technology Corporation) (China), a computer software and services company, from March 1993 to November 2012, where he served as the Application Engineer from March 1993 to March 1995, Sale Representative from March 1995 to September 1996, District Manager of North China from September 1996 to September 1999, Reginal Director of North China from September 1999 to September 2002, Senior Regional Director of North China from September 2002 to September 2005, Area Vice President of China from September 2005 to September 2008, and Senior Vice President of China from September 2008 to September 2012. Prior to that, Mr. Liu worked at Computer Application Research Institute, NORICO Group from February 1988 to February 1993 where, he served as Engineer from February 1988 to February 1990 and as the Deputy Director of Computer Aided Design software research division from February 1990 to February 1993. Mr. Liu received his master’s degree and bachelor’s degree from the Department of Vehicle Engineering of Beijing Institute of Technology.

Baoqing Sun.    Mr. Sun has served as an independent director of ReTo since November 2022. Before retiring in 2014, Mr. Sun served as the Deputy Director of Gu’an County Transportation Bureau from March 2003 to April 2014, where he was responsible for political and administration affairs, matters regarding transportation technology, transportation combat readiness, and highway stations. He was also responsible for construction and maintenance of national and provincial main lines and local highways. Prior to that, Mr. Sun served as the Director of Economic Commission,

Deputy Secretary of the Committee, Secretary of the Disciplinary Committee, and Deputy Mayor of Gu’an Town, Gu’an County, from March 2001 to March 2003, from June 2000 to March 2001, from December 1999 to June 2000, and from December 1999 to April 1995, respectively, where he was mainly handling town affairs such as town enterprises, taxation, or market development. From April 1995 to May 1996, he was the Deputy General Manager of Langfang Sanhe Food Co., Ltd. Mr. Sun served as the Clerk of Gu’an County Labor and Personnel Bureau from June 1984 to April 1995 and worked in Gu’an County Transportation Bureau Second Automobile Team Overhaul Workshop from July 1983 to June 1984. Mr. Sun obtained a bachelor’s degree in mechanical engineering automotive from Hebei Institute of Technology.

Lidong Liu.    Ms. Liu has served as an independent director of ReTo since November 2022. Ms. Liu has served as the Chief Financial Officer since November 2015 for Jilin Yiyatong Deep Supply Chain Management Co., Ltd, a supply chain management company. From January 2011 to September 2015, she served as the Chief Financial Officer for Sinopharm Holding (Jilin) Co., Ltd, a pharmaceuticals company. In addition, between January 2002 and December 2010, Ms. Liu was the Chief Financial Officer for Changchun Yongxin Dirui Pharmaceutical Co., Ltd., a pharmaceuticals company. Ms. Liu is a member of China Certified Public Accountants and a seasoned executive with professional experience in auditing and financial reporting. Ms. Liu holds a bachelor’s degree in Accounting from Ji Lin University of Finance and Economics, and an MBA from Changchun University of Science and Technology.

Austin Huang.    Dr. Huang has served as an independent director of ReTo since November 2016. Dr. Huang has served as the President and Principal Engineer for Merit Engineering, Inc., a geotechnical, environmental, and civil engineering services company, since 1993. Among other awards, Mr. Huang has received the Diplomat of Geotechnical Engineering by the Academy of Geoprofessionals in 2011 and named a Fellow, ACCE (American Society of Civil engineering) in 2007. Dr. Huang served as an expert witness on geo-retaining wall design issues. In addition, he has presented two papers in the area of slope stability and pile foundations with socket in bedrock in international conferences. He holds 19 research publications including six in leading research journals. Dr. Huang holds a master’s degree and Ph.D. in Geotechnical Engineering from University of Wisconsin.

Employment Agreements

Employment Agreement with Xinyang Li

ReTo Hengda entered into a standardized labor contract with Mr. Li on May 25, 2025, pursuant to which Mr. Li serves as the Chief Executive Officer of the Company and ReTo Hengda for a term from May 25, 2025 to May 25, 2028. Pursuant to the labor contract, Mr. Li is entitled to an annual compensation of RMB 336,000 (approximately $47,040) and social insurance and other employee benefits (including health insurance, vacation and expense reimbursement), each in accordance with laws in the People’s Republic of China and the Company’s policy. His employment agreement may be terminated in accordance with the PRC Labor Contract Law and relevant local regulations in Beijing.

Employment Agreement with Guangfeng Dai

The Company entered into an employment agreement with Mr. Dai on May 11, 2024 (the “Dai Employment Agreement”) pursuant to which Mr. Dai serves as the President of the Company for a term from May 11, 2024 to December 31, 2025, subject to successive, automatic one-year extensions unless either party gives notice of non-extension to the other party at least 30 days prior to the expiration of the applicable term. Pursuant to the Dai Employment Agreement, Mr. Dai is entitled to annual compensation of RMB 750,000 (approximately $109,000), and other discretionary equity bonus or benefits as determined by the Company from time to time.

Employment Agreement with Zhizhong Hu

The Company entered into an employment agreement with Mr. Hu on May 11, 2024 (the “Hu Employment Agreement”), pursuant to which Mr. Hu serves as the Chief Technology Officer of the Company for a term from May 11, 2024 to December 31, 2025, subject to successive, automatic one-year extensions unless either party gives notice of non-extension to the other party at least 30 days prior to the expiration of the applicable term. Pursuant to the Hu Employment Agreement, Mr. Hu is entitled to annual compensation of RMB 700,000 (approximately $102,000), and other discretionary equity bonus or benefits as determined by the Company from time to time.

Employment Agreement with Degang Hou

The Company entered into an employment agreement with Mr. Hou on May 11, 2024 (the “Hou Employment Agreement”), pursuant to which Mr. Hou serves as the Chief Internal Control Officer of the Company for a term from May 11, 2024 to December 31, 2025, subject to successive, automatic one-year extensions unless either party gives notice of non-extension to the other party at least 30 days prior to the expiration of the applicable term. Pursuant to the Hou Employment Agreement, Mr. Hou is entitled to annual compensation of RMB 700,000 (approximately $102,000), and other discretionary equity bonus or benefits as determined by the Company from time to time.

Under each of the the Dai Employment Agreement, the Hu Employment Agreement, and the Hou Employment Agreement, we may terminate their employment for cause, at any time, without notice or remuneration, for certain acts, such as conviction or plea of guilty to a felony or grossly negligent or dishonest acts to our detriment, or misconduct or a failure to perform agreed duties. In such case, the executive officer will not be entitled to receive payment of any severance benefits or other amounts by reason of the termination, and his right to all other benefits will terminate, except as required by any applicable law. We may also terminate the executive officer’s employment without cause immediately and without prior written notice upon the removal of the executive officer pursuant to the exercise of any power contained in the Memorandum and Articles of Association of the Company or upon 30 days’ advance written notice. In such case of termination by us, we are required to pay the executive officer a cash payment of three months of base salary as of the date of such termination. The executive officer may terminate his employment at any time with 30 days’ advance written notice if there is a material reduction in his authority, duties and responsibilities, without his consent, or a material reduction in his annual salary. In such case, the executive officer will be entitled to receive compensation equivalent to three months of his base salary. In addition, if we or our successor terminates the employment agreements upon a merger, consolidation, or transfer or sale of all or substantially all of our assets with or to any other individual(s) or entity, the executive officer shall be entitled to the following severance payments and benefits upon such termination: (1) a lump sum cash payment equal to three months of base salary at a rate equal to the greater of his annual salary in effect immediately prior to the termination, or his then current annual salary as of the date of such termination; (2) payment of premiums for continued health benefits under our health plans for three months following the termination; and (3) immediate vesting of 100% of the then-unvested portion of any outstanding equity awards held by the executive officer, if any.

The employment agreements also contain customary restrictive covenants relating to confidentiality, non-competition and non-solicitation, as well as indemnification of the executive officer against certain liabilities and expenses incurred by him in connection with claims made by reason of him being an officer of our company.

Employment Agreement with Yue Hu

ReTo Hengda entered into a standardized labor contract with Ms. Hu on November 20, 2024, pursuant to which Ms. Hu serves as the Chief Financial Officer for a term from December 1, 2024 to December 31, 2026. Pursuant to the labor contract, Ms. Hu is entitled to an annual compensation of RMB204,000 (approximately $28,045) and social insurance and other employee benefits (including health insurance, vacation and expense reimbursement), each in accordance with laws in the People’s Republic of China and the Company’s policy. Her employment agreement may be terminated in accordance with the PRC Labor Contract Law and relevant local regulations in Beijing.

Compensation Executive Officers

In 2024, we expensed an aggregate of approximately $439,607 as salaries, bonuses and fees to our senior officers named in this Proxy Statement. We do not separately set aside any amounts for pensions, retirement or other benefits for our executive officers, other than pursuant to relevant statutory requirements.

2022 Share Incentive Plan

On December 6, 2022, the Company’s shareholders approved the Plan, which initially allowed for issuance of up to 5,000 Class A shares to employees, non-employee directors, officers and consultants for services rendered to the Company, with an automatic share reserve increase by a number equal to the lesser of (i) 5% of the total number of Class A shares issued and outstanding on December 31 of the calendar year immediately preceding the date of such increase and (ii) a number of Class A shares determined by the Compensation Committee. As of the date of this Proxy Statement, an additional 19,352 shares is available for issuance under the Plan, subject to the approval of the Compensation Committee.

AUDIT COMMITTEE REPORT

The members of the Audit Committee as of December 31, 2024 were Lidong Liu, Baoqing Sun and Tonglong Liu. Each member of the Audit Committee is independent under the rules of the SEC and the Nasdaq Capital Market. The Board of Directors has determined that Ms. Liu, who is an independent director, is an “audit committee financial expert” as such term is defined in Item 407(d)(5) of Regulation S-K promulgated under the Exchange Act.

The Audit Committee acts under a written charter, which sets forth its responsibilities and duties, as well as requirements for the Audit Committee’s composition and meetings. The Audit Committee charter is available on the Company’s website at http://en.retoeco.com/.

The Audit Committee has adopted a policy regarding the retention of the independent registered public accounting firm that requires pre-approval of all services by the Audit Committee. The Audit Committee has reviewed and discussed the fees paid to YCM CPA Inc. during 2024 for audit, audit-related, tax and other services, which are set forth below under “Fees Paid to Independent Registered Public Accounting Firm” in this Proxy Statement.

Management of the Company has primary responsibility for the financial statements and internal control over financial reporting. The independent registered public accounting firm has responsibility for the audit of the Company’s financial statements. The responsibility of the Audit Committee is to oversee financial and control matters, among other responsibilities fulfilled by the Audit Committee under its charter. During the fiscal year ended December 31, 2024, the Audit Committee met with the senior members of the Company’s financial management team and the Company’s independent registered public accounting firm.

The Audit Committee reviews each of the Company’s semi-annal and annual reports, including management’s discussion of the Company’s results of operations and financial condition. As part of this review, the Audit Committee discusses the reports with the Company’s management and considers the audit and review reports prepared by the independent registered public accounting firm about the Company’s semi-annual and annual reports, as well as related matters.

The Audit Committee has reviewed and discussed the audited financial statements for the fiscal year ended December 31, 2024 with the Company’s management and discussed with YCM CPA Inc., the Company’s independent registered public accounting firm, the matters required to be discussed by discussed by the applicable requirements of the Public Company Accounting Oversight Board (“PCAOB”) and the SEC.

The Audit Committee has also received and reviewed the written disclosures and the letter from YCM CPA Inc. required by applicable requirements of the PCAOB regarding its communications with the Audit Committee concerning independence, and has discussed with YCM CPA Inc. its independence. The Audit Committee has concluded that YCM CPA Inc. is independent from the Company and its management.

Based upon its review and the discussions with management and the Company’s independent registered public accounting firm, the Audit Committee recommended to the Board of Directors that the audited consolidated financial statements for the Company be included in the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2024.

This report has been furnished by the members of the Audit Committee:

Lidong Liu, Chairwoman
Baoqing Sun
Tonglong Liu

BENEFICIAL OWNERSHIP OF SHARES

The following table sets forth information with respect to beneficial ownership of our shares, as of November 20, 2025, for:

•        Each person who is known by us to beneficially own 5% or more of our outstanding shares;

•        Each of our current directors and named executive officers; and

•        All directors and named executive officers as a group.

The number and percentage of shares beneficially owned are based on 2,858,842 shares, including 1,858,842 Class A shares and 1,000,000 Class B shares, issued and outstanding as of November 20, 2025. Information with respect to beneficial ownership has been furnished by each director, officer or beneficial owner of more than 5% of our shares. Beneficial ownership is determined in accordance with the rules of the SEC and generally requires that such person have voting or investment power with respect to securities.

In computing the number of shares beneficially owned by a person listed below and the percentage ownership of such person, shares underlying options, warrants or convertible securities held by each such person that are exercisable or convertible within 60 days of November 20, 2025 are deemed outstanding, but are not deemed outstanding for computing the percentage ownership of any other person. Except as otherwise indicated in the footnotes to this table, or as required by applicable community property laws, all persons listed have sole voting and investment power for all shares shown as beneficially owned by them. Unless otherwise indicated in the footnotes, the address for each principal shareholder is in the care of our Company at X-702, 60 Anli Road, Chaoyang District, Beijing, People’s Republic of China 100101.

	Beneficial Ownership
Name of Beneficial Owner	Class A Shares	Class B Shares	% of beneficial ownership of Class A Shares**	% of beneficial ownership of Class B Shares**	% of aggregate voting power***
Directors and Executive Officers:
Xinyang Li	—	—	—	—	—
Guangfeng Dai(1)	156	200,000	*	20.0%	20.0%
Zhizhong Hu(2)	156	200,000	*	20.0%	20.0%
Degang Hou(3)	156	200,000	*	20.0%	20.0%
Yue Hu	—	—	—	—	—
Tonglong Liu	—	—	—	—	—
Baoqing Sun	—	—	—	—	—
Lidong Liu	—	—	—	—	—
Austin Huang	8	—	*	—	*
All directors and executive officers as a group (nine persons)	476	600,000	*	60.0%	59.9%
Other 5% or greater beneficial owner(s)
REIT International Development (Group) Co., Limited(1)(2)(3)	781	1,000,000	*	100.0%	99.8%
Streeterville Capital, LLC(4)	132,723	—	7.1%	—	*

____________

*        Less than 1%.

**      For each person and group included in this column, percentage of beneficial ownership is calculated by dividing the number of Class A or Class B shares, as applicable, beneficially owned by such person or group by the sum of 2,858,842, being the number of Shares, including 1,858,842 Class A shares and 1,000,000 Class B shares, issued and outstanding as of November 19, 2025.

***    For each person and group included in this column, percentage of voting power is calculated by dividing the voting power beneficially owned by such person or group by the voting power of all of our shares, including Class A shares and Class B shares, as a single class. Each holder of Class A shares is entitled to one vote per share and each holder of our Class B shares is entitled to 1,000 votes per share on all matters submitted to them for a vote. Our Class A shares and Class B shares vote together as a single class on all matters submitted to a vote of our shareholders, except as may otherwise be required by law.

(1)      Represents (i) approximately 156 Class A shares held through REIT International (Group) Co, a Hong Kong limited liability company (“REIT International”). Mr. Dai holds a 20% ownership of REIT International and has the voting and investment power with respect to 20% of the 781 Class A shares held by REIT International and (ii) 200,000 Class B shares held through REIT International. Mr. Dai holds a 20% ownership of REIT International and has the voting and investment power with respect to 20% of the 1,000,000 Class B shares held by REIT International.

(2)      Represents (i) approximately 156 Class A shares held through REIT International. Mr. Hu holds a 20% ownership of REIT International and has the voting and investment power with respect to 20% of the 781 Class A shares held by REIT International and (ii) 200,000 Class B shares held through REIT International. Mr. Hu holds a 20% ownership of REIT International and has the voting and investment power with respect to 20% of the 1,000,000 Class B shares held by REIT International.

(3)      Represents (i) approximately 156 Class A shares held through REIT International. Mr. Hou holds a 20% ownership of REIT International and has the voting and investment power with respect to 20% of the 781 Class A shares held by REIT International and (ii) 200,000 Class B shares held through REIT International. Mr. Dai holds a 20% ownership of REIT International and has the voting and investment power with respect to 20% of the 1,000,000 Class B shares held by REIT International.

(4)      Streeterville Capital, LLC is the record holder of 132,723 Class A shares and can purchase and resell up to 2,000,000 Class A shares pursuant to a securities purchase agreement dated as of June 16, 2025 (the “Securities Purchase Agreement”). The number of Class A shares that may actually be acquired by the Streeterville Capital, LLC pursuant to the Securities Purchase Agreement is not currently known and is subject to satisfaction of certain conditions and other limitations, including the limitation that ReTo shall not effect the issuance of shares that would cause Streeterville Capital, LLC to beneficially own a number of Class A shares exceeding 9.99% of the number of Class A shares outstanding on such date, as set forth in the Securities Purchase Agreement. John M. Fife has voting and dispositive power over securities held by Streeterville Capital, LLC through Streeterville Management LLC. The business address of Streeterville Capital, LLC, Streeterville Management LLC and John M. Fife is 297 Auto Mall Drive #4, St. George, Utah 84770.

GENERAL

Availability of Annual Report to Shareholders

Rules promulgated by the SEC require us to provide an Annual Report to shareholders who receive this Proxy Statement. We will also provide copies of the Annual Report to brokers, dealers, banks, voting trustees and their nominees for the benefit of their beneficial owners of record. Additional copies of the Annual Report on Form 20-F for the fiscal year ended December 31, 2024 (without exhibits or documents incorporated by reference), are available without charge to shareholders upon written request to ReTo Eco-Solutions Inc., X-702, 60 Anli Road, Chaoyang District, Beijing, People’s Republic of China 100101, by calling (+86) 010-64827328 or via the Internet at http://en.retoeco.com/. You may obtain a copy of the Company’s Annual Report on Form 20-F, free of charge, from the SEC’s website at https://www.sec.gov.

Other Proposed Actions

If any other items or matters properly come before the Annual Meeting, the proxies received will be voted on those items or matters in accordance with the discretion of the proxy holders.

Solicitation by Board; Expenses of Solicitation

Our Board of Directors has sent you this Proxy Statement. Our directors, officers and associates may solicit proxies by telephone or in person. We will also reimburse the expenses of brokers, nominees and fiduciaries that send proxies and proxy materials to our shareholders.

Annex A

AMENDMENT NO. 1

TO THE

RETO ECO-SOLUTIONS, INC.

2022 SHARE INCENTIVE PLAN

This Amendment No. 1 (this “Amendment”) to the ReTo Eco-Solutions, Inc. 2022 Share Incentive Plan (the “Plan”), is adopted by the Board of Directors (the “Board”) of ReTo Eco-Solutions, Inc., a company incorporated under the laws of the British Virgin Islands (the “Company”), effective as of [__], 2025 (the “Amendment Effective Date”). Capitalized terms used in this Amendment and not otherwise defined herein shall have the meanings ascribed to such terms in the Plan.

RECITALS

A.     The Company currently maintains the Plan.

B.      Pursuant to Section 11 of the Plan, the Board may amend the Plan at any time; provided that, no change shall be made that increases the total number of shares of Company Stock reserved for issuance pursuant to Awards granted under the Plan (except pursuant to Section 12), expands the class of persons eligible to receive Awards, or materially increases the benefits accruing to Participants under the Plan, unless such change is authorized by the shareholders of the Company.

C.     The Board believes that it is in the best interests of the Company and its shareholders to amend the Plan to (i) clarify the class of shares subject to the Plan, (ii) increase the shares subject to the Plan and (iii) modify the cadence of the “evergreen” to the Plan’s share reserve, each as set forth herein.

AMENDMENT

1.      Effective as of the Amendment Effective Date, Section 2(l) of the Plan is hereby amended in its entirety to read as follows:

“(l) Company Stock. The Class A shares of the Company. In the event of a change in the capital structure of the Company (as provided in Section 12 below), the shares resulting from such a change shall be deemed to be Company Stock within the meaning of the Plan.

(l) 公司股票。指本公司的Class A普通股。如果公司的资本结构发生变化（如下文第12节的规定），由这种变化产生的股份应被视为本计划意义上的公司股票。”

2.      Effective as of the Amendment Effective Date, Section 4(a) of the Plan is hereby amended in its entirety to read as follows:

“(a) Subject to Section 12 of the Plan, there shall be reserved for issuance under the Plan a total of 360,000 unissued shares of Company Stock.

(a) 根据本计划第12条，应保留总共360,000股未发行的公司股票供本计划分配。”

3.      Effective as of the Amendment Effective Date, Section 4(b) of the Plan is hereby amended in its entirety to read as follows:

“On January 1 and July 1, respectively, of each calendar year during the term of the Plan, commencing on January 1, 2023 and continuing until (and including) January 1, 2032, the number of shares of Company Stock available under the Plan shall automatically increase by a number equal to the lesser of (i) 5% of the total number of shares of Company Stock issued and outstanding on the day immediately preceding the date of such increase, as the case may be, and (ii) a number of shares of Company Stock determined by the Committee.

(b) 在本计划期限内的每个日历年度中，自2023年1月1日起至（并包括）2032年1月1日止，本计划下可分配的公司股票数量应分别于每年1月1日和7月1日自动增加。每次自动增加的股份数量应等于以下两者中的较小者：(i) 截至该增加日之前一天已发行和流通的公司股票总数的 5% 和(ii) 由委员会决定的增加数量。”

Annex A-1

4.      Effective as of the Amendment Effective Date, Section 4(d) of the Plan is hereby amended in its entirety to read as follows:

“(d) No more than 360,000 shares of Company Stock (subject to adjustment pursuant to Section 12) may be issued under the Plan upon the exercise of Incentive Stock Options.

(d) 在行使激励性股票期权时，不得根据本计划发行超过 360,000 股的公司股票（根据第 12 条进行调整）。”

This Amendment shall be and, as of the Amendment Effective Date, is hereby incorporated in and forms a part of the Plan.

Except as specifically set forth in this Amendment, there are no other amendments to the Plan, and the Plan shall remain in full force and effect.

Annex A-2

Annex B: Proxy Card for Class A Shareholders

VOTE ON INTERNET Go to http://www.vstocktransfer.com/proxy Click on Proxy Voter Login and log-on using the below control number: CONTROL #
* SPECIMEN * 1 MAIN STREET ANYWHERE PA 99999-9999	VOTE BY EMAIL Mark, sign and date your proxy card and email it to vote@vstocktransfer.com.
VOTE IN PERSON If you would like to vote in person, please attend the Annual Meeting to be held on December 23, 2025 at 9:30 a.m., Beijing Time.

Please Vote, Sign, Date and Return Promptly in the Enclosed Envelope.

All votes must be received by 11:59 p.m., Eastern Time, on December 21, 2025/1:00 p.m.,
Beijing Time on December 22, 2025.

Annual Meeting Proxy Card - ReTo Eco-Solutions, Inc.

DETACH PROXY CARD HERE TO VOTE BY MAIL

▼	The Board of Directors recommends that you vote FOR each director nominee:	▼

(1)    To elect Xinyang Li, Guangfeng Dai, and Zhizhong Hu as Class C directors, each to serve a term expiring at the annual general meeting of shareholders in 2028 or until their successors are duly elected and qualified.

		FOR	WITHHOLD		FOR	WITHHOLD
Class C directors	01 Xinyang Li	☐	☐	02 Guangfeng Dai	☐	☐
	03 Zhizhong Hu	☐	☐
▼	The Board of Directors recommends that you vote FOR the following item:	▼

(2)    To ratify the appointment of YCM CPA, Inc. as the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2025.

☐	VOTE FOR	☐	VOTE AGAINST	☐	ABSTAIN

(3)    To approve Amendment No. 1 to Reto Eco-Solutions, Inc. 2022 Share Incentive Plan to, among other things, (i) increase the number of authorized shares available for issuance to a total of 360,000 unissued Class A shares; and (ii) revise the evergreen provision from an annual increase to a semi-annual increase.

☐	VOTE FOR	☐	VOTE AGAINST	☐	ABSTAIN

(4)    To instruct the chairman of the Annual Meeting to adjourn the Annual Meeting to a later date or dates, if necessary, to permit further solicitation and vote of proxies if, based upon the tabulated vote at the time of the Annual Meeting, there are not sufficient votes to approve any other proposal(s).

☐	VOTE FOR	☐	VOTE AGAINST	☐	ABSTAIN
Date	Signature	Signature, if held jointly
To change the address on your account, please check the box at right and indicate your new address. ☐
* SPECIMEN *	AC:ACCT9999	90.00

RETO ECO-SOLUTIONS, INC.
Proxy Card for the Annual General Meeting of Shareholders
To be Held on December 23, 2025
9:30 a.m., Beijing Time
(8:30 p.m., Eastern Time, December 22, 2025)

RETO ECO-SOLUTIONS, INC.

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

The undersigned, having received notice of the Annual General Meeting of Shareholders (the “Annual Meeting”) and management’s Proxy Statement therefore, and revoking all prior proxies, hereby appoints each of Xinyang Li and Guangfeng Dai, as proxy to represent and vote and act upon the following matters in respect of all shares of ReTo Eco-Solutions, Inc. (the “Company”), which the undersigned will be entitled to vote if personally present at the Annual Meeting of the Shareholders of the Company to be held on December 23, 2025, at 9:30 a.m., Beijing Time (or December 22, 2025, at 8:30 p.m., Eastern Time), at X-702, 60 Anli Road, Chaoyang District, Beijing, People’s Republic of China 100101, and at any adjournment or postponement thereof. The proxy is further authorized to vote, in his discretion, upon such other business as may properly come before the Annual Meeting.

This proxy, when properly executed, will be voted as directed herein. If no direction is made, the proxy shall be voted “FOR” the election of each of the nominees to the Board of Directors, “FOR” all the other proposals.

In his discretion, the proxy is authorized to vote upon such other matters as may properly come before the Annual Meeting or any postponements or adjournments of the Annual Meeting.

Please check here if you plan to attend the Annual Meeting of Shareholders on December 23, 2025, at 9:30 a.m., Beijing Time. ☐

Electronic Delivery of Future Proxy Materials. If you would like to reduce the costs incurred by ReTo Eco-Solutions, Inc. in mailing materials, you can consent to receiving all future proxy statements, proxy cards and annual reports electronically via email or the internet. To sign up for electronic delivery, please provide your email address below and check here to indicate you consent to receive or access proxy materials electronically in future years.

Email Address:	☐

(Continued and to be signed on Reverse Side)

Annex C: Proxy Card for Class B Shareholder(s)

I/We ________________________[insert name] of___________________________________________[insert address] being the registered holder of _________________ Class B shares[1], par value US$0.01 per share, of ReTo Eco-Solutions, Inc., (the “Company”) hereby appoint the Chairperson of the annual general meeting (the “Chairperson”)[2] or ________________ of ___________________ as my/our proxy to attend and act for me/us at the annual general meeting to be held on December 23, 2025, at 9:30 a.m., Beijing Time (or December 22, 2025, at 8:30 p.m., Eastern Time), at X-702, 60 Anli Road, Chaoyang District, Beijing, People’s Republic of China 100101, and at any adjournment or postponement thereof, and in the event of a poll, to vote for me/us as indicated below, or if no such indication is given, in his or her discretion [3].

▼	The Board of Directors recommends that you vote FOR each director nominee:	▼

(1)    To elect Xinyang Li, Guangfeng Dai, and Zhizhong Hu as Class C directors, each to serve a term expiring at the annual general meeting of shareholders in 2028 or until their successors are duly elected and qualified.

		FOR	WITHHOLD		FOR	WITHHOLD
Class C directors	01 Xinyang Li	☐	☐	02 Guangfeng Dai	☐	☐
	03 Zhizhong Hu	☐	☐
▼	The Board of Directors recommends that you vote FOR the following item:	▼

(2)    To ratify the appointment of YCM CPA, Inc. as the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2025.

☐	VOTE FOR	☐	VOTE AGAINST	☐	ABSTAIN

(3)    To approve Amendment No. 1 to Reto Eco-Solutions, Inc. 2022 Share Incentive Plan to, among other things, (i) increase the number of authorized shares available for issuance to a total of 360,000 unissued Class A shares; and (ii) revise the evergreen provision from an annual increase to a semi-annual increase.

☐	VOTE FOR	☐	VOTE AGAINST	☐	ABSTAIN

(4)    To instruct the chairman of the Annual Meeting to adjourn the Annual Meeting to a later date or dates, if necessary, to permit further solicitation and vote of proxies if, based upon the tabulated vote at the time of the Annual Meeting, there are not sufficient votes to approve any other proposal(s).

☐	VOTE FOR	☐	VOTE AGAINST	☐	ABSTAIN
Dated _____________________, 2025	Signature(s)[4] _________________________

1.           Please insert the number and class of shares registered in your name(s) to which this proxy relates. If no number or class is inserted, this proxy card will be deemed to relate to all the shares in the Company registered in your name(s).

2.      If any proxy other than the Chairperson is preferred, strike out the words “the Chairperson of the annual general meeting” and insert the name and address of the proxy desired in the space provided. A shareholder may appoint one or more proxies to attend and vote in his or her stead. ANY ALTERATION MADE TO THIS PROXY CARD MUST BE INITIALED BY THE PERSON(S) WHO SIGN(S) IT.

3.      IMPORTANT: IF YOU WISH TO VOTE FOR THE RESOLUTION, TICK THE BOX MARKED “FOR”. IF YOU WISH TO VOTE AGAINST THE RESOLUTION, TICK THE BOX MARKED “AGAINST”. IF YOU WISH TO ABSTAIN FROM VOTING ON THE RESOLUTION, TICK THE BOX MARKED “ABSTAIN”. The shares represented by all properly executed proxies returned to the Company will be voted at the meeting as indicated or, if no instruction is given, the proxy will vote the shares in his or her discretion, unless a reference to the holder of the proxy having such discretion has been deleted and initialed on this proxy card. Where the Chairperson acts as proxy and is entitled to exercise her discretion, he has indicated his intent to vote the shares FOR the resolutions. As to any other business that may properly come before the meeting, all properly executed proxies will be voted by the persons named therein in accordance with their discretion. Your proxy will also be entitled to vote or abstain at his or her discretion on any amendment to the resolutions referred to in the meeting notice.

4.      This proxy card must be signed by you or your attorney duly authorized in writing or, in the case of a corporation, must be either executed under the hand of an officer or attorney duly authorized to sign the same.